

September 24, 2013

<u>Via Facsimile</u>
Mr. Cedric W. Burgher
Chief Financial Officer
QR Energy, LP
1401 McKinney Street, Suite 2400
Houston, Texas 77010

> **Re:** **QR Energy, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 6, 2013**
> **File No. 1-35010**

Dear Mr. Burgher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Selected Financial Data, page 67

Non-GAAP Financial Measures, page 68

Adjusted EBITDA, page 68

1.   We note you have included an adjustment for "loss on modification of derivative contracts" in the amount $83,399 for the period ended December 31, 2011 in your reconciliations of Adjusted EBITDA to net income (loss) and net cash provided by (used in) operating activities. Tell us the reasons for the modification of derivative contracts, and explain your objective for including this item in your reconciliation.

2.   We note you adjust net income (loss) to remove the unrealized (gains) losses on commodity derivative contracts to compute the non-GAAP measure, Adjusted EBITDA. To the extent Adjusted EBITDA is intended to reflect cash flow associated with derivatives settled during the period, although limited to the cumulative gain or loss recognized under GAAP since the instruments were acquired (i.e., not including any amounts representing a recovery of cost), please revise your reconciliation to replace the line item "Unrealized (gain) loss on commodity derivative contracts" with two separate line items, one for the total commodity derivative loss (gain) reported in your Statements of Operations, and another for the net cash receipts (payments) for derivatives settled during the period. Please also add footnote disclosure to clarify that your adjustments for current period settlements of matured derivative contracts are limited to cumulative gains and losses that have been reported in prior periods in accordance with GAAP, reflect settlement activity for all commodity derivatives that were settled during the respective periods, whether received or paid, and will not include any portion representing recovery of cost.

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), page 71

Results of Operations, page 79

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 81

Effects on Commodity Derivative Contracts, page 82

3.   We note that you have references to realized gains (losses) and unrealized gains (losses) in various sections of your filing including in your financial statements and within MD&A. Since you are not applying hedge accounting, you should replace these disclosures with a discussion of the total periodic gain or loss recognized under GAAP, supplemented if pertinent with disclosure of the cash effects of settlements. Alternatively, if you are able to articulate the meaningfulness of the realized and unrealized distinctions, you should revise to ensure that amounts associated with such references are calculated in a manner that is consistent with FASB ASC 815-10-35-2, i.e. reflect only the periodic change in value recognized under GAAP.

Exhibit 99.1

4.   The reserves report does not clearly state that the report was prepared for the purpose of inclusion as an exhibit in a filing made with the SEC. Please obtain and file a revised report that addresses the requirements set forth in Item 1202(a)(8)(i) of Regulation S-K.

5.   The reserves report refers to additional supplemental information such as Appendix 1 and Exhibits 1 through 23 that are not included in the report. Please obtain and file a revised reserves report to include the referenced supplemental information.

Alternatively, remove these references if you do not intend to include this supplemental information in Exhibit 99.1. For additional information about the content of the third party report, please refer to paragraph 3(e) on page 72 of section IV.B in the Adopting Release contained in the Modernization of Oil and Gas Reporting; Final Rule. The Adopting Release may be found at http://www.sec.gov/rules/final/2008/33-8995.pdf.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or John Cannarella at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director